Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

October 14, 2022

Attention:	Kevin Dougherty

Laura Nicholson

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	OPAL Fuels Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 20, 2022

File No. 333-266757

Ladies and Gentlemen:

This letter sets forth the responses of OPAL Fuels Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Amendment No. 1 to Registration Statement on Form S-1 (CIK No. 0001842279) submitted to the Commission on September 20, 2022.

References in the text of the responses herein to captions and page numbers refer to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed herewith.

Amendment No. 1 to Registration Statement on Form S-1 submitted September 20, 2022

Cover Page

1. We note your reference to the Founder Shares on your prospectus cover page. Please provide a definition of such term on your prospectus cover page.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the prospectus cover page accordingly.

Risk Factors

Future sales of a substantial number of shares of our Class A common stock…, page 35

2. We note your response to prior comment 4 and re-issue such comment in part. With respect to the shares being registered for resale, please also disclose in this risk factor and on your prospectus cover page the percentage that these shares represent of the total number of shares currently outstanding (without giving effect to the exercise of outstanding warrants and the conversion of Class C common stock).

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the prospectus cover page and pages 35 and 59 of the prospectus accordingly.

General

3. Please revise to clarify the transactions that you are registering pursuant to this registration statement. For example, if you are registering the primary issuance of the shares underlying the public warrants, and the resale of the shares underlying the private placement warrants, please revise to make this clear on your prospectus cover page and throughout your filing.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the prospectus cover page and the prospectus accordingly.

*****

If any supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Edward Welch of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3085 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Edward M. Welch, Esq.
Edward M. Welch, Esq.
Sheppard, Mullin, Richter & Hampton LLP

cc: John Coghlin, General Counsel